

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

Gary Sender
Chief Financial Officer
Nabriva Therapeutics plc
25-28 North Wall Quay
IFSC, Dublin 1, Ireland

Re: Nabriva Therapeutics plc
Form 10-Q for the quarterly period ended September 30, 2019
Exhibit No. 10.1 - First Amendment to Loan and Security Agreement, dated as of September 26, 2019, by and among Nabriva Therapeutics Public Limited Company, Nabriva Therapeutics Ireland Designated Activity Company, Nabriva Therapeutics GmbH, Nabriva Therapeutics US, Inc., Zavante Therapeutics, Inc., and Hercules Capital, Inc.
Filed November 12, 2019
File No. 001-37558

Dear Mr. Sender:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance